NB&T Financial Group, Inc.

2001 Annual Report

All Together For You


FULL SERVICE FINANCIAL CENTER
BANKING
INVESTMENTS
TRUSTS
INSURANCE

Consolidated Financial Highlights 1
President's Letter 2
Putting It All Together For You 4
Board of Directors 7
Excellence Team 6
Management's Discussion and Analysis 8
Consolidated Financial Statements 16
Notes To Consolidated Financial Statements 20
Independent Auditors' Report 31

NATIONAL BANK AND TRUST TO MARK 130TH ANNIVERSARY

Chartered as a national bank in 1872, The National Bank and Trust Company will reach its 130th anniversary in 2002. The Bank's first report to its shareholders in 1872 showed total assets of $163,000.

In the years since, National Bank and Trust has passed a number of milestones. As early as the 1890s it was named to the nation's Honor Roll of Banks for its policy of laying aside an ample surplus of funds to protect depositors against loss. In 1916, a Savings Department became the bank's first specialized service group. And in 1922, National Bank and Trust was granted trust powers by the federal government. The first trust account was established that same year, and remains in existence today. Total Bank assets reached $2 million by 1939, $10 million by 1952 and $80 million by 1980. We passed the $500 million mark in 1998.

The past few years have been among the Bank's most innovative, as we instituted a number of nontraditional banking services. In 1996, we established a brokerage department to help customers meet their investment needs. And in 1998, we entered the insurance business through acquisition. We launched telephone and computer banking services for commercial customers the same year and, in 1999, extended them to individual customers. In 2000, Internet banking was added to the package of NBT*Direct* electronic banking services.

These new kinds of services are increasing in usage and importance and are expected to be major contributors to our success in the years ahead.

NB&T Financial Group, Inc. is a bank holding company whose wholly-owned subsidiary is The National Bank and Trust Company. The Company operates as an independent locally-owned company with a management philosophy that is community oriented. Founded in 1859 as a private banking company and chartered as a national bank in 1872, National Bank and Trust offers a range of financial products and services to small businesses, agriculture, trust customers, and individual consumers. At year end 2001, the Company operated 21 full-service branch offices and an insurance agency in Adams, Auglaize, Brown, Clermont, Clinton, Fayette, Hardin, Highland and Warren Counties.

Consolidated Financial Highlights

	2001	2000	Percent Change
EARNINGS *(in thousands)*			
Net interest income	$ 19,144	$ 18,338	4.4%
Net income	6,017	4,046	48.7
PER SHARE			
Net income	$ 1.91	$ 1.27	50.4
Dividends declared	.84	.76	10.5
Book value	15.89	15.44	2.9
AS OF DECEMBER 31 *(in thousands)*			
Assets	$671,171	$579,232	15.9
Loans	382,714	374,101	2.3
Securities	222,944	160,210	39.2
Deposits	479,240	406,688	17.8
Shareholders' equity	50,976	49,482	3.0
RATIOS AND STATISTICS			
Return on average assets	.99%	.73%	
Return on average equity	11.87	8.85	
Equity to assets	7.60	8.54	
Total risk-based capital ratio	11.55	14.04	
Shareholders of record	428	435	
Full-time equivalent employees	261	220	


13.0
12.6
12.9
8.85
11.87
PERCENT
RETURN ON EQUITY
97
98
99
00
01


1.23
1.12
1.08
0.73
0.99
PERCENT
RETURN ON ASSETS
97
98
99
00
01


1.59
1.70
1.81
1.27
1.91
DOLLARS
EARNINGS PER SHARE
97
98
99
00
01


5.0
5.4
5.7
4.0
6.0
DOLLARS IN MILLIONS
NET INCOME
97
98
99
00
01

Dear Fellow Shareholder,

NB&T Financial Group, Inc. experienced a strong performance in 2001, achieving an increase in net income per share of 50.4%, and growing total assets to $671.2 million, an increase of 15.9% from a year earlier. Net income was up 48.7 % and total deposits at year end were $479.2 million, up 17.8%. Dividends were also increased by 10.5% for 2001.

In light of the year's declining economic condition and other tragic developments, we were able to steer our business strategies through uncertain times. As the economy slowed to recession, business failures and defaulted loans increased, corporate earnings declined and layoffs grew. The Federal Reserve Board moved to stimulate the economy with a series of interest rate cuts that brought interest rates to some of their lowest levels in history. The combination of the market decline and low interest rates resulted in an influx of available money for the banking system but a slower market for good loan and investment opportunities. Lower interest rates also put pressure on bank securities portfolio earnings and forced greater reliance on fee income.

The economy's difficulties were magnified and multiplied by the tragic terrorist attacks on our nation September 11, which in addition to their horrendous destruction of American lives and property, further damaged the airline, travel-related, insurance and other key business sectors. We join all Americans in their prayers for our nation and for the families of those who have fallen in its service and defense. We are hopeful for a decisive end to world terrorism.

In continuing the Company's growth and expansion, we made three key acquisitions during 2001. We expanded our insurance subsidiary, NB&T Insurance Agency, Inc., with the acquisition of two independent agencies. And, near year's end, we acquired The Sabina Bank, $49 million in assets, which will help improve our market penetration in Clinton and Fayette Counties and introduces National Bank and Trust to new markets in Ada and Waynesfield, Ohio.

We also established two branch offices in area Wal-Mart Supercenters, and a full-service Financial Center in Waynesville during the year. The Waynesville center completes our initial plan announced in 2000 to create a total of three such centers to serve our customers with banking, insurance and investment services in a single location. All of these initiatives are contributing to our strong growth and the increasing emphasis on earning fee income — especially from the non-traditional financial services of our business.

Technology has also continued to be an avenue of growth, with our NBT*Direct* telephone, PC and Internet banking services steadily gaining in usage. A major technological investment in 2001 was our implementation of a check imaging system in which customer checks are stored on disk, with digital printouts organized in sequence, and returned with monthly statements. The system also gives customers the ability to view any of their checks, front and back, on their home computers. It provides easier and more efficient record keeping for customers and the Bank.

Along with new facilities and new technologies, we continue to improve our ability to identify and anticipate customer needs and assist them with solutions that provide the financial benefits customers seek. Specific initiatives in this regard include strengthening our employee training throughout all areas of product, technology, e-banking, sales and customer service. They encompass strengthening cross-selling skills and the structure of our sales teams, strengthening our retail lending skills — and generally increasing our ability to get the right employees in front of customers with the right products and services. During 2002, as we mark our 130th anniversary as a national bank, we pledge to continue our heritage of customer service excellence and stable growth.

The employees of our Company — most of whom are also shareholders — continue to make a significant contribution to the success of NB&T Financial Group. Their professionalism, dedication and commitment enable us to serve customers well and support our community both as an organization and individually. In 2001, it was their effort that made one of the most challenging years in recent banking history a year we can all be proud of at NB&T Financial Group.

Sincerely,

Timothy L. Smith

Chairman, President and CEO



Putting It All Together For You

Over the years, NB&T Financial Group has evolved to offer a diversified range of traditional and nontraditional financial services aimed at better serving the growing and increasingly sophisticated needs of our customers. This evolution has driven our growth to become one of the region's progressive community banks. And it continued during a challenging 2001, with expansions of our facilities and technology:

• We established a full-service Financial Center, offering banking, insurance and investment services, at Waynesville. This brings our total of such centers to three — the other two are at our Main Office and in Mt. Orab — and it completes our initial plan for three such centers in strategic locations.

• Under an agreement with Wal-Mart, we established branch banking facilities in the Wal-Mart Supercenters at West Union and Washington Court House.



• We expanded our NB&T Insurance Agency subsidiary through the acquisition of two independent agencies, Bacon & Associates, Wilmington, and its affiliated agency in Greenfield.

• Late in the year, we completed the acquision of Sabina Bank, an institution with over $49 million in assets and offices in Ada (Hardin County) and Waynesfield (Auglaize County) in the Lima area, as well as in Sabina.

We also made a major investment in new technology with our check imaging system, in which customer checks are archived electronically. Customers get sequential printouts of their checks with their statements and can access their checks, front and back, from their personal computers. The system provides faster and easier statement reconciliation, filing, and tax preparation for our customers. It eliminates storage of paper checks — which are destroyed for security purposes — and the check images provided are fully accepted by the IRS and courts as evidence of payment and legal records.

The year 2001 also saw continued expansion of our insurance subsidiary — annual premium revenue has more than doubled over the past three years. And our NBT*Direct* telephone, personal computer and Internet banking services have shown steady increases in usage.

But our growth and accomplishments are only meaningful if they translate into better service to our customers and helps them meet their financial goals. Our success is tied to building ongoing mutually rewarding relationships with our customers and community. That's why we're taking our service capabilities to the next level.

Maximizing Accessibility and Value of Our Services

We're committed to combining and coordinating all of our services in a way that makes them easier and more convenient to use and that maximizes their value to our customers. We are working hard to make all of our delivery capabilities more accessible through all the channels by which customers do business with us — at our branches or financial centers, over the phone or by computer. And, most importantly, to make sure that we serve customers with a consistent level of knowledge and sound advice no matter how or where they choose to obtain our services.

A Master Plan for Superior Performance

To achieve that kind of consistent excellence, we are committed to a customer service plan that governs and guides our development programs in Human Resources, Customer Relationships, Service Quality, Technology Utilization and Community Development. These are the commitments we have made in each area:

- ***Human Resources.*** We will hire, train and empower people to serve customers within an organizational framework that provides exceptional service to customers, a consistent source of revenue for NB&T Financial Group, Inc., and that rewards the superior performance of individuals.
- ***Customer Relationships.*** We will consult with customers on a regular basis, helping explain the importance of financial services and meeting their individual needs with NB&T Financial Group, Inc. products.
- ***Service Quality.*** We will relentlessly pursue the highest standards of speed, accuracy and professionalism in delivering financial services through channels that are valuable to our customers and simple for them to use.
- ***Technology Utilization.*** We will maintain the highest operating standards for our technical systems to make NB&T Financial Group, Inc. services more accessible and reliable for our customers and employees.
- ***Community Development.*** We will work to create a sense of stability and well-being among people in our community by helping inform them about the benefits of financial services and our ability to help them achieve their dreams.



Along with facilities and technology, we're investing in people and training so that we keep growing better, not just bigger.



We're fitting all the pieces together for you.

Champions!



Sandy Wesley
National Champion of the Year



Angela Moore
4th Quarter Champion



Todd Lane
1st Quarter Champion



Linda Green
3rd Quarter Champion

Second Quarter - Sandy Wesley

A customer came into the Williamsburg branch carrying a paper bag filled with bills, late notices, etc. His wife had passed away and his home had burned since her death. He was completely confused. He went to Sandy Wesley's office and asked for help. Sandy spent several hours sorting through everything, made numerous calls to his creditors and made arrangements for payment. He left that day with tears of gratitude and has thanked Sandy nearly every time he has been in the Bank since.

A major contributor to our constantly improving performance has been our Excellence Team concept formulated over a decade ago. The Excellence Team is made up of representatives from departments throughout the Company. Each quarter, our Excellence Team designates an outstanding employee as National Champion, and from the four quarterly winners, selects a National Champion of the Year. The designations are based on nominations from the employees' coworkers and customers

First Quarter National Champion - Todd Lane

An older gentleman, a customer, could not balance his account with the credit card company. Todd Lane called the credit card company on two occasions and spent over one hour on the phone trying to get the account straightened out. Customer service like Todd gives is what sets this Bank apart.

Third Quarter - Linda Greene

Linda is our drive thru teller at the Blanchester office. On July 3rd Linda noticed a customer had just arrived in our lobby. The man presented her with a note stating he had a bomb. Linda kept her composure and then met the needs of the robber. He then exited the Bank. Linda correctly followed the Bank's policy and our loss was minimal. Because of Linda's cool composure and self-confidence our other customers and employees remained safe at all times.

Fourth Quarter - Angela Moore

On August 27th, Angela had an elderly customer who had been getting confused easily. The customer told Angela she needed a cashiers check for $15,000. Angela in a friendly manner got the customer to tell her that she was paying $25,000 to a Canadian company to get a $1 million prize. Angela got help to investigate further. The customer showed a POA on the screen and Angela tracked down the POA's phone number and got the POA to come to the branch. Angela could have just given the customer the check for $15,000 and not have given it a thought, but instead Angela went the extra mile to help our customer.

Congratulations and thanks to all of our winners and our Excellence Team members for their commitment to customer service excellence.

2001 Excellence Team



Our 2001 Excellence Team included:

Row 1 (seated):
Sandy Waits, Lori Mount,
Michelle Montgomery, Sandy Richmond

Row 2:
Nancy Schweickart, Debra Linkhart,
Diane Edwards, Rhonda Howell

Row 3:
Todd Lane, Lisa Shaw,
Andy McCreanor

Not Pictured:
Krissy Harmon, Mike Giannotta,
Penny Sutton

NB&T Financial Group, Inc.

BOARD OF DIRECTORS



(First Row Seated:)

S. CRAIG BEAM,
President, Six-B, Inc.

DR. G. DAVID HAWLEY,
Minister, Presbyterian Church of Wilmington

DARLEEN M. MYERS,
Clinton County Commissioner

DANIEL A. DIBIASIO
President, Wilmington College

GEORGIA H. MILLER,
Retired, Hospital Volunteer Services

(2nd Row Standing:)

JANET M. WILLIAMS
Agricultural Business Operations

ROBERT A. RAIZK,
President, Wilmington Iron & Metal, Inc.

TIMOTHY L. SMITH
Chairman, President and CEO NB&T Financial Group, Inc. The National Bank and Trust Company

CHARLES L. DEHNER,
Executive Vice President and Chief Financial Officer, NB&T Financial Group, Inc. and The National Bank and Trust Company

JAMES W. FOLAND,
Secretary, NB&T Financial Group, Inc., Retired Banker

Management's Discussion and Analysis

The following discussion and analysis comparing 2001 to prior years should be read in conjunction with the audited consolidated financial statements at December 31, 2001 and 2000 and for the three years ended December 31, 2001. In addition to the historical information contained herein with respect to NB&T Financial Group, Inc. and subsidiaries (the "Company"), the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, the Company's operation and the Company's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences include changes in the economy and interest rates in the nation and the Company's general market area.

RESULTS OF OPERATIONS

OVERVIEW Net income for 2001 was $6.0 million, or $1.91 per share, compared to $4.1 million, or $1.27 per share, for the year of 2000. Non-interest income, excluding securities gains and losses, was $7.7 million for 2001, 26.2% above 2000. Non-interest expense was $18.1 million for 2001, 18.0% above 2000. Performance ratios for 2001 included a return on assets of .99% and a return on equity of 11.87%.

Net income for 2000 was $4.1 million, a decrease of 29.1% from 1999. Net income per share was $1.27 in 2000, compared to $1.81 in 1999. In the third quarter of 2000, the Company restructured a portion of its securities portfolio and during the third and fourth quarters increased its provision for loan losses. Both of these items had a significant negative impact on Company net income for the year 2000. The restructuring of the securities portfolio, resulting in the recognition of an after-tax loss of $1.4 million, was undertaken to enhance future earnings and reduce interest rate risk. Net interest income decreased slightly from $18.4 million in 1999 to $18.3 million in 2000. The provision for loan losses was increased 57.1% to $2.2 million in 2000 from the $1.4 million recorded in 1999. Non-interest income increased 9.4%, excluding securities losses, to $6.1 million for 2000. Non-interest expense was held to a 1.0% increase for 2000 compared to 1999. Performance ratios for 2000 included a return on average assets of .73% and a return on average equity of 8.85%.

TABLE 1 - SELECTED FINANCIAL HIGHLIGHTS

(in thousands, except per share data)	2001	2000	1999	1998	1997
Net interest income	$ 19,144	$ 18,338	$ 18,389	$ 16,733	$ 16,114
Net income	6,017	4,046	5,708	5,374	4,988
Earnings per share	1.91	1.27	1.81	1.70	1.59
Dividends per share	0.84	0.76	0.68	0.51	0.38
AVERAGE BALANCES					
Assets	$610,790	$551,566	$526,455	$478,900	$405,752
Loans	366,190	367,419	330,734	287,674	274,372
Securities	181,819	148,827	162,744	155,155	102,896
Deposits	429,514	390,231	376,843	347,087	319,809
Long-term debt	93,572	79,406	75,539	53,753	6,792
Shareholders' equity	50,675	45,722	44,426	42,805	38,443
RATIOS AND STATISTICS					
Net interest margin (tax equivalent)	3.54%	3.72%	3.88%	3.82%	4.28%
Return on average assets	.99	.73	1.08	1.12	1.23
Return on average equity	11.87	8.85	12.85	12.56	12.98
Loans to assets	57.02	64.59	64.98	58.61	63.63
Equity to assets	7.60	8.54	8.12	8.59	9.39
Total risk-based capital ratio	11.55	14.04	14.29	14.18	14.66
Efficiency ratio	65.20	60.47	61.25	62.20	61.03
Full service offices	21	17	17	16	14

NET INTEREST INCOME Net interest income increased to $19.1 million in 2001 from $18.3 million in 2000, an increase of 4.4%. Average interest-earning assets for 2001 increased $49.0 million, or 9.4%, from 2000 while the tax equivalent yield decreased to 7.56% in 2001 from 8.09% in 2000. Interest and fees on loans decreased 3.3% from last year as the average loan balance declined $1.2 million, or 0.3%, and the average yield decreased from 8.59% in 2000 to 8.33% in 2001. Interest on securities increased 15.0% in 2001 from 2000. The average balance of the securities portfolio increased $33.0 million, or 22.2%, from 2000, while the tax equivalent yield decreased from 6.91% to 6.43%.

Interest expense increased 0.6% in 2001 compared to 2000. Average interest-bearing liabilities increased $53.2 million, or 11.5%, during 2001, while the cost decreased from 4.90% in 2000 to 4.42% in 2001. The volume growth in average interest-bearing liabilities was due to a 23.7% increase in NOW and money market accounts, a 21.6% increase in large certificates of deposit, and an 18.1% increase in additional long-term borrowing from the Federal Home Loan Bank (FHLB). All categories showed a decrease in cost in 2001 compared to 2000. Average tax equivalent net interest margin decreased from 3.72% in 2000 to 3.54% in 2001.

Net interest income decreased to $18.3 million in 2000 from $18.4 million in 1999, a decrease of 0.3%. The Company's tax equivalent yield on average interest-earning assets increased to 8.09% in 2000 from 7.74% in 1999. Average interest-earning assets increased $23.1 million, or 4.7%, from 1999. Interest and fees on loans increased 13.8% from 1999 as the average balance rose $36.7 million, or 11.1%, and the average yield increased from 8.38% in 1999 to 8.59% in 2000.

The securities portfolio during 2000 decreased in average balance and increased in yield. The average balance of the portfolio decreased $13.9 million (8.6%) in 2000 from 1999, and the tax equivalent yield increased from 6.48% to 6.91%. The restructuring of the securities portfolio during 2000 involved the sale of $38.0 million book value of long-term fixed-rate securities with a weighted average life of 7.3 years and a weighted average yield of 6.27%, resulting in an after-tax loss of $1.4 million. A portion of the proceeds of the sale, $26.7 million, was reinvested in similar securities with a weighted average life of 5.3 years and a weighted average yield of 7.33%. $10 million of the proceeds were used to purchase Bank Owned Life Insurance (BOLI) with a cash surrender value that increases during the first year at a tax-equivalent yield of 9.97% and increases during future years at an adjustable rate. Another important result of the restructuring was to reduce the interest rate risk of the Company by shortening the weighted average maturity of the Company's assets and reducing the amount of fixed-rate assets with maturities over five years.

Rising interest rates caused interest expense to increase 18.6% in 2000 compared to 1999. Average interest-bearing liabilities increased $25.9 million, or 5.9%, during 2000, and the cost increased from 4.38% in 1999 to 4.90% in 2000. The average balance of retail certificates of deposit increased $14.8 million, or 10.0%, and average short-term borrowing increased $6.9 million, or 26.1%. All categories showed an increase in cost in 2000 compared to 1999. Average tax equivalent net interest margin decreased from 3.88% in 1999 to 3.72% in 2000.

PROVISION FOR LOAN LOSSES The provision for loan losses was $1.5 million in 2001, a decrease of $700,000 from the provision recorded in 2000, which was an increase of $800,000 from the provision recorded in 1999. Net charge-offs in 2001 were $2.1 million, compared to $1.6 million in 2000 and $800,000 in 1999. The increased provision in 2000 and 1999 was in response to 11.1% and 15.0% respective increases in average loans for those years. Additionally, in 2000 the provision was increased in contemplation of certain potential losses associated with $6.0 million in loans to a longstanding Bank customer. The ratio of the allowance for loan losses as a percent of total loans at December 31 was 1.00% in 2001, 1.02% in 2000, and .91% in 1999.

NON-INTEREST INCOME Table 2 details the components of non-interest income, excluding securities gains and losses as discussed above, and how they relate each year as a percent of average assets. Total non-interest income was $7.7 million in 2001, $6.1 million in 2000, and $5.6 million in 1999. Non-interest income represents a ratio of 1.26% of average assets in 2001, 1.11% in 2000, and 1.06% in 1999. Trust income decreased 8.6% in 2001, which was a function of the decline in market value of funds under management, and increased 7.0% in 2000, due to increases in fees during 2000. At December 31 the market value of total assets in the Trust Department were approximately $218 million in 2001, compared to $234 million in 2000 and $236 million in 1999. Service charges and fees have increased over the last three years due to increased charges and growth in the number of accounts. Also, their percentage of average assets has increased to .32% in 2001 compared to .31% for 2000 and .28% in 1999. ATM network fees generated were $804,000 in 2001, $725,000 in 2000, and $701,000 in 1999. As of the end of 2001, there were eighty-two machines installed in three states. Insurance agency commission income has increased from $966,000 in 1999, to $1,140,000 in 2000, and to $1,689,000 in 2001. In the second quarter of 2001, the Company acquired two insurance agencies, and their commission income is included in the 2001 results of operations since that time. Other income increased to $1,164,000 in 2001 primarily due to a $148,000 gain recognized on the sale of servicing on $28 million of real estate loans and $150,000 increase in gains on sales of real estate loans. BOLI income increased to $632,000 in 2001 compared to $161,000 in 2000.

TABLE 2 - *NON-INTEREST INCOME*

(in thousands)	**2001**		**2000**		**1999**	
	Amount	Percent of average Assets	Amount	Percent of average Assets	Amount	Percent of average Assets
Trust	$1,167	0.19%	$1,276	0.23%	$1,192	0.23%
Service charge on deposits	1,961	0.32	1,731	0.31	1,485	0.28
Other service charges	310	0.05	306	0.06	376	0.07
ATM network fees	804	0.13	725	0.13	701	0.13
Insurance agency commissions	1,689	0.28	1,140	0.21	966	0.18
Income from BOLI	632	0.10	161	0.03	-	-
Other	1,164	0.19	782	0.14	875	0.17
Total	$7,727	1.26%	$6,121	1.11%	$5,595	1.06%

NON-INTEREST EXPENSE Table 3 details the components of non-interest expense and how they relate each year as a percent of average assets. Total non-interest expense has increased from $15.2 million in 1999, to $15.4 million in 2000, and to $18.1 million in 2001. These figures represent a percent of average assets of 2.96% in 2001, 2.79% in 2000 and 2.89% in 1999.

Salaries and benefits expense, which is the largest component of non-interest expense, increased to $9.0 million in 2001 from $7.6 million in 2000. This is primarily due to the opening of three new branches during 2001 and the reduction of officer bonus expense in 2000 as a result of not meeting performance related goals. Salaries and benefits as a percent of average assets was 1.47% in 2001, 1.37% in 2000 and 1.46% in 1999. The average number of full-time equivalent employees was 236 in 2001, 220 in 2000, and 222 in 1999..

The opening of three new branches during 2001 also contributed to equipment expense increasing 16.1% and occupancy expense increasing 20.6% from last year. State franchise tax increased 19.3% in 2001 from 2000 due to the increase in capital on which it is based. Other increases include legal and professional fees related to outsourcing internal audit functions and problem loan workouts, up 23.1% from 2000. Other expense includes $174,000 in acquisition expenses related to the purchases of two insurance agencies and The Sabina Bank.

Other non-interest expense categories have increased slightly as a percent of average assets from 1999 and 2000 to 2001. Equipment expense increased to .42% from .40%, and occupancy expense increased to .17% from .16% of average assets. Other expense as a percent of average assets has increased to .72% in 2001 from .67% in 2000 and .68% in 1999.

TABLE 3 - *NON-INTEREST EXPENSE*

(in thousands)	2001		2000		1999	
	Amount	Percent of average Assets	Amount	Percent of average Assets	Amount	Percent of average Assets
Salaries	$ 7,766	1.27%	$ 6,415	1.16%	$ 6,563	1.25%
Benefits	1,240	0.20	1,167	0.21	1,130	0.21
Equipment	2,592	0.42	2,233	0.40	2,108	0.40
Occupancy	1,045	0.17	866	0.16	824	0.16
State franchise tax	569	0.09	477	0.09	488	0.09
Marketing	532	0.09	496	0.09	509	0.10
Other	4,394	0.72	3,718	0.68	3,605	0.68
Total	$18,138	2.96%	$15,372	2.79%	$15,227	2.89%

INCOME TAXES The effective tax rates were 19.7% for 2001, 16.0% for 2000, and 18.4% for 1999. The effective tax rate being lower than the statutory rate was primarily due to tax-exempt municipal bond interest income and BOLI income.

FINANCIAL CONDITION

ASSETS Average total assets increased 10.7% during 2001 to $610.8 million. Average interest-earning assets increased 9.4%, and was 93% of total average assets, slightly less than the 94% for 2000 and 1999.

SECURITIES The majority of the increases in the securities portfolio from 1999 and 2000 to 2001 were the result of purchases of U.S. Agency callable bonds and U.S. Agency mortgage-backed securities.

Average securities as a percent of assets was 30.9% in 1999, 27.0% in 2000, and 29.8% in 2001. The securities portfolio at December 31, 2001 consists of $178.5 million of securities available for sale and $44.4 million of securities that management intends to hold to maturity. The available-for-sale portion of the portfolio consists primarily of fixed-rate securities with a projected average life of 5.1 years, an average repricing term of 4.3 years, and an average tax-equivalent yield of 5.72%. Of the total available-for-sale portion, 29% consists of callable U.S. Agency bonds, 58% consists of fixed-rate mortgage-backed securities, 3% consists of adjustable-rate mortgage-backed securities, and 5% consists of long-term fixed-rate tax-exempt municipal securities, and 5% other securities. During 2000 and 2001 additions to the available-for-sale portfolio have included medium-term callable U.S. Agency bonds, mortgage-backed securities with projected average lives of three to seven years. Some of these purchases were funded with borrowed funds from the Federal Home Loan Bank. The held-to-maturity portion of the portfolio consisted entirely of long-term fixed-rate tax-exempt municipal securities with both average life and repricing term of 9.2 years. At December 31, 2001 the total security portfolio had $424,000 market value depreciation.

LOANS Average total loans as a percent of average assets was 62.8% in 1999, 66.6% in 2000, and 60.0% in 2001. Table 4 shows loans outstanding at period end by type of loan. The portfolio composition remained relatively consistent during the last three years. Commercial and industrial loans grew from $86.5 million in 1999 to $92.3 million in 2000 and to $107.0 million in 2001, primarily as a result of increased origination of working capital and equipment loans. Commercial and industrial loans as a percent of the total loan portfolio ranged from 25-28% during the five-year period ending 2001. Residential real estate loans grew $28.2 million during 2000 as the result of increased efforts by the Company in originating loans locally through the branch network. During the first quarter of 2001, the Company sold $8.8 million of real estate loans, as a result of which the balance remained flat compared to 2000. For interest rate risk management purposes the Company currently sells, or holds for sale, the majority of fixed-rate residential real estate loans originated, while holding the adjustable-rate loans in the portfolio. The Company has experienced an increase in residential real estate lending and commercial lending, both real estate and industrial, because of the movement of the Company into new markets, such as Clermont, Highland and Warren Counties. The Company focused its commercial lending on small- to medium-sized companies in its market area, most of which are companies with long established track records. The Company expects to continue the emphasis on growth in the real estate and commercial portfolios. Installment loans outstanding have decreased from $88.0 million in 1999 to $70.3 in 2001 because the Company has reduced its efforts to originate indirect automobile loans due to increased competition and narrowing interest rate spreads. Installment loans have decreased to 18% of the portfolio at December 31, 2001 from 25% at December 31, 1999. The Company has avoided concentration of lending in any one industry. As of December 31, 2001, the percent of fixed-rate loans to total loans was 41.0%, of which 82% matures within five years.

TABLE 4 - *LOAN PORTFOLIO*

(in thousands) At December 31	2001		2000		1999		1998		1997	
	Amount	Percent of total	Amount	Percent of total	Amount	Percent of total	Amount	Percent of total	Amount	Percent of total
Commercial & industrial	$106,976	28%	$ 92,328	25%	$ 86,521	25%	$ 78,801	26%	$ 63,661	23%
Commercial real estate	36,411	10	42,694	11	37,833	11	29,936	10	30,835	11
Agricultural	19,076	5	18,256	5	18,343	5	17,925	6	18,387	7
Residential real estate	145,755	38	145,582	39	117,392	33	92,069	30	82,838	30
Installment	70,345	18	71,414	19	87,996	25	83,173	27	79,115	28
Other	3,883	1	3,209	1	2,069	1	2,402	1	2,097	1
Deferred net origination costs	268	—	618	—	801	—	806	—	778	—
Total	$382,714	100%	$374,101	100%	$350,955	100%	$305,112	100%	$277,711	100%

ALLOWANCE FOR LOAN LOSSES Table 5 shows selected information relating to the Company's loan quality and allowance for loan losses. The allowance is maintained to absorb potential losses in the portfolio. Management's determination of the adequacy of the reserve is based on reviews of specific loans, loan loss experience, general economic conditions and other pertinent factors. If, as a result of charge-offs or increases in risk characteristics of the loan portfolio, the reserve is below the level considered by management to be adequate to absorb possible future loan losses, the provision for loan losses is increased. Loans deemed not collectible are charged off and deducted from the reserve. Recoveries on loans previously charged off are added to the reserve.

TABLE 5 - *ASSET QUALITY*

(in thousands)	2001	2000	1999	1998	1997
Allowance for loan losses	$3,810	$3,802	$3,222	$2,641	$2,761
Provision for loan losses	1,500	2,199	1,400	1,150	800
Net charge-offs	2,114	1,619	819	1,270	725
Non-accrual loans	$4,859	$4,098	$ 955	$ 599	$ 509
Loans 90 days or more past due	858	113	96	343	241
Renegotiated loans	—	—	—	—	—
Other real estate owned	143	67	80	—	125
Total non-performing assets	$5,860	$4,278	$1,131	$ 942	$ 875
RATIOS					
Allowance to total loans	1.00%	1.02%	0.91%	0.87%	0.99%
Net charge-offs to average loans	0.58	0.44	0.25	0.50	0.26
Non-performing assets to total loans and other real estate owned	1.53	1.14	0.32	0.31	0.31

The allowance for loan losses was 1.00% of total loans as of December 31, 2001, compared to 1.02% at the end of 2000, and has ranged from .87% to 0.99% for the years 1997 through 1999. Net charge-offs as a percentage of average loans increased to .58% for the year 2001, compared to .44% for the year 2000. The increase in net charge-offs during 2001 was concentrated in the commercial and personal loan areas. The Company allocates the allowance for loan losses to specifically classified loans and generally based on three-year net charge- off history. In assessing the adequacy of the allowance for loan losses, the Company considers three principal factors: (1) the three-year rolling average charge-off percentage applied to the current outstanding balance by portfolio type; (2) specific percentage applied to individual loans estimated by management to have a potential loss; and (3) estimated losses attributable to anticipated portfolio growth, economic conditions and portfolio risk. Economic conditions considered include unemployment levels, the condition of the agricultural business, and other local economic factors.

Non-accrual loans for the last five years are listed in Table 5. The amount of non-accrual loans was $4.9 million at year-end 2001, compared to $4.1 million at year-end 2000. Non-accrual loans as of December 31, 2001 consisted of twenty five relationships collateralized by first mortgages, six by second mortgages, eight by titled vehicles awaiting sale, and two with partial government guarantees.

One relationship is with a longstanding customer whose outstanding balances with the Company are approximately $5.9 million, of which $1.8 million is being accounted for on a non-accrual basis, and the remaining $4.1 million is supported by an 80% US Department of Agriculture (USDA) guarantee and is paying as agreed. The customer has agreed to terms of a forbearance agreement on the non-accrual portion, which provides for repayment starting in early 2002. Another large relationship consists of two loans totaling $905,000 at December 31, 2001. This customer has agreed to terms of a forbearance agreement, which provides for repayment starting in January. The Bank has accepted a surrender-of-collateral agreement on $612,000 of the balance and has begun to liquidate the collateral. The balance of this relationship is secured with real estate. The Bank does not anticipate any loss on either of these two relationships. The anticipated loss in the year 2002 from all relationships is not expected to be material. For the loans classified as nonaccrual at December 31, 2001, interest income that would have been recorded during 2001 was $371,000, and the interest income actually recorded was $147,000. Projected losses are based on currently available information and actual losses may differ significantly from those discussed above.

OTHER ASSETS As part of the investment portfolio restructure in September 2000, $10 million was used to purchase Bank Owned Life Insurance with a cash surrender value that increased during the first year at a tax-equivalent yield of 9.97% and the cash surrender value increases during future years at an adjustable rate. Beginning in the fourth quarter of 1996 and during the ensuing years the Company has been installing cash dispenser machines in convenience stores and supermarkets. There were 82 machines located in Ohio, Kentucky and Indiana at the end of 2001. The Company's investment in this segment of business includes $1.4 million in equipment cost and an average of $4.1 million in cash to supply the machines. The Company anticipates little change in the number of machines installed at the end of 2001. The Company charges a fee for withdrawals from anyone who does not have a transaction account with the Company. The Company recorded a net book income before taxes on this segment of business of $92,000 in 2001, compared to $82,000 for 2000, and $29,000 for 1999.

In December 2001, the Company acquired the majority of the assets and assumed the deposit liabilities of Sabina Bank (a subsidiary of Premier Financial Bancorp, Inc.) located in Sabina, Ohio, for an aggregate cash purchase price of approximately $12.9 million. This business combination is being accounted for as a purchase transaction in accordance with SFAS No. 141, "Business Combinations". The Company is in the process of obtaining third-party valuations of certain intangible assets; thus, the allocation of the purchase price has not been completed. In connection with the transaction, the Company acquired approximately $49 million in assets consisting primarily of loans and investments, and assumed deposit liabilities approximating $42 million and recorded an intangible asset of $7.1 million.

DEPOSITS Table 6 presents a summary of period end deposit balances. Deposit categories have remained fairly constant as a percent of total deposits throughout the five-year period. Interest-bearing NOW accounts have increased to 22% of deposits due to the introduction of a high yielding, high balance checking account early in 2000. Savings accounts continued to be 8-9% of deposits for the last three years. Money market accounts increased to 13% and certificates of deposit decreased to 36% of deposits by the end of 2001 as a result of consumers unwilling to extend maturities. Certificates of $100,000 and

TABLE 6 - *DEPOSITS*

(in thousands) At December 31	**2001**		**2000**		**1999**		**1998**		**1997**	
	Amount	Percent of total	Amount	Percent of total	Amount	Percent of total	Amount	Percent of total	Amount	Percent of total
Demand	$ 52,734	11%	$ 42,965	11%	$ 43,715	12%	$ 41,748	11%	$ 38,662	12%
NOW	103,905	22	81,540	20	67,027	18	61,616	16	53,386	16
Savings	42,854	9	32,628	8	35,903	9	36,213	10	34,659	11
Money market	59,990	13	33,533	8	42,780	11	39,935	11	29,721	9
CD's less than $100,000	174,599	36	172,982	43	150,281	40	147,003	39	146,005	44
CD's $100,000 and over	45,158	9	43,040	10	40,226	10	47,705	13	26,899	8
Total	$479,240	100%	$406,688	100%	$379,932	100%	$374,220	100%	$329,332	100%

over are primarily short-term public funds. Balances of such large certificates fluctuate depending on the Company's pricing strategy and funding needs at any particular time and were about the same percent of total deposits in 2001 as in 2000. Deposits are attracted principally from within the Company's market area through the offering of numerous deposit instruments. Interest rates, maturity terms, service fees, and withdrawal penalties for the various types of accounts are established periodically by management based on the Company's liquidity requirements, growth goals and market trends. The Company has not used brokers in the past to attract deposits, although competition from banks and other financial institutions has caused the Company to consider broker deposits as a viable alternative to funding needs. The amount of deposits currently from outside the Company's market area is not significant.

OTHER BORROWINGS Periodically during the past five years the Company has purchased investment securities with funds borrowed from the FHLB. The effect of these transactions has been an enhancement to earnings and an effective use of capital. At December 31, 2001, the Bank had outstanding $114.6 million of total borrowings from the FHLB, $98.5 million of which consists of seven fixed-rate notes with a weighted average rate of 5.20% and with maturities in 2008, 2010 and 2011. At the option of the FHLB, these notes can be converted at certain dates to instruments that adjust quarterly at the three-month LIBOR rate. The note amount and nearest optional conversion dates at December 31, 2001, are: $44.5 million in 2002; ; $30 million in 2003; $12 million in 2004; and $12 million in 2006. The remaining $16.1 million consists of $12.1 million in a 4.67% fixed-rate monthly amortizing note with a final maturity in 2006, and $4 million in a note with an interest rate that varies quarterly at the three-month LIBOR rate and that matures in 2002.

CAPITAL The declaration and payment of dividends by the Company are subject to the discretion of the Board of Directors and to the earnings and financial condition of the Company and applicable laws and regulations. The dividend rate was increased 10.5% in 2001 and 11.8% in 2000. The Company's equity to assets ratio at December 31, 2001 was 7.6%. As of that same date, tier 1 risk-based capital was 10.60%, and total risk-based capital was 11.55%. The minimum tier 1 and total risk-based capital ratios required by the Board of Governors of the Federal Reserve are 4% and 8%, respectively.

LIQUIDITY Effective liquidity management ensures that the cash flow requirements of depositors and borrowers, as well as Company cash needs, are met. The Company manages liquidity on both the asset and liability sides of the balance sheet. Community bank liquidity management currently involves the challenge of attracting deposits while maintaining positive loan growth at a reasonable interest rate spread. The loan to deposit ratio at December 31, 2001, was 79.9%, compared to 92.0% at the same date in 2000. Loans to total assets were 57.0% at the end of 2001, compared to 64.6% at the same time last year. The securities portfolio is 80% available-for-sale securities that are readily marketable. Approximately 68% of the available-for-sale portfolio is pledged to secure public deposits, short-term and long-term borrowings and for other purposes as required by law. The balance of the available-for-sale securities could be sold if necessary for liquidity purposes. Also, a stable deposit base, consisting of 90% core deposits, makes the Company less susceptible to large fluctuations in funding needs. The Company has short-term borrowing lines of credit with several correspondent banks. The Company also has both short- and long-term borrowing available through the FHLB. The Company has the ability to obtain deposits in the brokered certificate of deposit market to help provide liquidity to fund loan growth.

MARKET RISK MANAGEMENT Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to interest rate risk, exchange rate risk, equity price risk and commodity price risk. The Company does not maintain a trading account for any class of financial instrument, and is not currently subject to foreign currency exchange rate risk, equity price risk or commodity price risk. The Company's market risk is composed primarily of interest rate risk.

The Company's Asset/Liability Committee (ALCO) is responsible for reviewing the interest rate sensitivity position of the Company and establishing policies to monitor and limit exposure to interest rate risk. The guidelines established by ALCO are approved by the Company's Board of Directors. The primary

TABLE 7 - *INTEREST RATE GAP ANALYSIS*

(in thousands) At December 31, 2001	Total	0-3 Months	3-6 Months	6-12 Months	1-5 Years	5+ Years
Loans (1)	$384,562	$30,861	$27,079	$35,858	$166,197	$124,567
Securities	222,944	34,977	18,364	14,619	69,730	85,254
Short-term funds	555	555	—	—	—	—
Total earning assets	608,061	66,393	45,443	50,477	235,927	209,821
Savings, NOW & MMDA	206,749	7,392	7,392	14,784	118,158	59,023
Other time deposits	219,757	49,294	57,988	57,006	55,071	398
Short-term borrowings	22,055	1,073	777	1,554	12,434	6,217
Long-term debt	114,844	4,752	570	1,271	9,751	98,500
Total interest bearing funds	563,405	62,511	66,727	74,615	195,414	164,138
Period gap	44,656	3,882	(21,284)	(24,138)	40,513	45,683
Cumulative gap		3,882	(17,402)	(41,540)	(1,027)	44,656
Gap as a percent of assets	7.71%	0.67%	-3.00%	-7.17%	-0.18%	7.71%

1) Includes loans held for sale.

goal of the asset/liability management function is to maximize net interest income within the interest rate risk limits set by ALCO. Interest rate risk is monitored on a quarterly basis through ALCO meetings. Techniques used include both interest rate gap management and simulation modeling that measures the effect of rate changes on net interest income and market value of equity under different rate scenarios. The interest rate gap analysis schedule (Table 7) quantifies the asset/liability static sensitivity as of December 31, 2001. As shown, the Company was liability sensitive for periods zero through one year, and one- to five-year period, and asset sensitive within the over-five-year period. The cumulative gap as a percent of total assets through one year at the end of 2001 was negative 7.2% compared to negative 12.0% at the end of 2000. The balances of transaction type NOW and MMDA accounts are scheduled to run off over their expected lives. Although the entire balance of these deposits is subject to repricing or withdrawal in a relatively short period of time, they have been a stable base of retail core deposits for the Company. Also, their sensitivity to changes in interest rates is significantly less than some other deposits, such as certificates of deposit.

In the Company's simulation models, each asset and liability balance is projected over a one-year horizon. Net interest income is then projected based on expected cash flows and projected interest rates under a stable rate scenario and analyzed on a quarterly basis. The results of this analysis are used in decisions made concerning pricing strategies for loans and deposits, balance sheet mix, securities portfolio strategies, liquidity and capital adequacy. The Company's current one-year simulation models under stable rates indicate a decreasing yield on both interest-earning assets and in the cost of interest-bearing liabilities. This position should have a slightly positive effect on projected net interest margin over the next twelve months.

Simulation models are also performed under an instantaneous parallel 300 basis point increase or decrease in interest rates. The model includes assumptions as to repricing and expected prepayments, anticipated calls, and expected decay rates of transaction accounts under the different rate scenarios. The results of these simulations include changes in both net interest income and market value of equity. ALCO guidelines that measure interest rate risk by the percent of change from stable rates, and capital adequacy, have been established, and as of December 31, 2001, the results of these simulations are within those guidelines.

The Company's rate shock simulation models provide results in extreme interest rate environments and results are used accordingly. Reacting to changes in economic conditions, interest rates and market forces, the Company has been able to alter the mix of short- and long-term loans and investments, and increase or decrease the emphasis on fixed- and variable-rate products in response to changing market conditions. By managing the interest rate sensitivity of its asset composition in this manner, the Company has been able to maintain a fairly stable flow of net interest income. Table 8 provides information about the Company's market sensitive financial instruments other than cash and cash equivalents, FHLB and Federal Reserve Bank stock, and demand deposit accounts as of December 31, 2001. The information presented is based on repricing opportunities and projected cash flows that include expected prepayment speeds and likely call dates.

TABLE 8 - *FINANCIAL INSTRUMENTS MARKET RISK*

(in thousands) At December 31, 2001	2002	2003	2004	2005	2006	Later Years	Total	Fair Value
Fixed-rate loans	$ 44,251	$27,119	$32,037	$16,175	$10,480	$27,771	$157,833	$163,358
Average interest rate	8.07%	8.99%	8.53%	8.49%	8.30%	8.56%	8.47%	
Adjustable-rate loans	95,120	51,056	49,737	19,708	8,710	2,398	226,729	228,929
Average interest rate	6.64	7.82	7.60	8.20	7.42	5.71	7.27	
Securities	68,055	26,160	15,203	13,643	14,630	85,253	222,944	222,740
Average interest rate	5.00	5.68	6.03	5.92	5.71	5.44	5.42	
Savings, NOW and MMDA	206,749	-	-	-	-	-	206,749	206,749
Average interest rate	1.63	-	-	-	-	-	1.63	
Time deposits	164,969	36,651	16,402	1,011	326	398	219,757	222,559
Average interest rate	4.95	4.26	4.88	5.61	4.85	2.77	4.83	
Short-term borrowings	22,055	-	-	-	-	-	22,055	22,055
Average interest rate	1.39	-	-	-	-	-	1.39	
Long-term debt	6,299	2,517	2,632	2,643	2,253	98,500	114,844	120,026
Average interest rate	2.96	4.67	4.67	4.67	4.67	5.20	5.03	

IMPACT OF INFLATION AND CHANGING PRICES The majority of a financial institution's assets and liabilities are monetary in nature. Changes in interest rates affect the financial condition of a financial institution to a greater degree than inflation. Although interest rates are determined in large measure by changes in the general level of inflation, they do not change at the same rate or in the same magnitude, but rather react in correlation to changes in expected rate of inflation and to changes in monetary and fiscal policy. The Company's ability to react to changes in interest rates has a significant impact on financial results. As discussed previously, management attempts to control interest rate sensitivity in order to protect against wide interest rate fluctuations.

EFFECT OF RECENT ACCOUNTING STANDARDS In July 2001, the Financial Accounting Standards Board issued Statements on Financial Accounting Standards (SFAS) No. 141 Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS 142 will also require that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of, as superceded by SFAS No. 144.

In connection with the Sabina Bank acquisition, the Company expects to complete its allocation of the purchase price to identifiable assets and liabilities in 2002, and anticipates recording tax-deductible goodwill which will not be subject to amortization. At December 31, 2001, approximately $7.1 million in intangibles have been recorded in connection with this transaction. The ultimate amount of the purchase price allocated to goodwill is uncertain. The Company believes the initial impairment tests required by SFAS No. 142 will have no effect on the financial statements.

SFAS No. 143, "Accounting for Asset Retirement Obligations", was issued by the FASB in August 2001. The FASB focuses on accounting for closure costs for certain assets that cannot be simply abandoned or disposed of at the end of their useful lives. The Company believes this statement will have no significant impact on the financial statements when it becomes effective in 2003.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", was issued by the FASB on October 3, 2001 and is effective for fiscal years beginning after December 15, 2001. This statement effectively supersedes SFAS No. 121 and APB Opinion No. 30 and requires that long-lived assets, including discontinued operation, that are to be disposed of by sale be measured at the lower of carrying amount or fair value less cost to sell. The statement also resolves certain implementation issues regarding SFAS No. 121. The applicability of this statement to financial statements of the Company relates primarily to intangible assets acquired and to be acquired in connection with recent and announced acquisitions. The Company believes this statement will have no significant impact on the financial statements when it becomes effective.

MARKET PRICE OF THE COMPANY'S COMMON SHARES AND RELATED SECURITY HOLDER MATTERS

There were 3,207,804 common shares of the Company outstanding on December 31, 2001 held of record by approximately 428 shareholders. There is presently no active trading market for the Company's shares, nor are the prices at which common shares have been traded published by any national securities association or automated quotation service. Information about the Company's shares is posted on the OTC Bulletin Board under the symbol NBTF. Dividends per share declared were $.21 in each quarter in 2001 and were $.19 per share in each quarter in 2000.

The National Bank and Trust Company serves as transfer agent and dividend disbursing agent for the Company's shares. Communication regarding change of address, transfer of shares, lost certificates and dividends should be sent to:

Steven M. Martin, Senior Vice President
The National Bank and Trust Company
48 North South Street, PO Box 711
Wilmington, Ohio 45177
(937) 283-3077.

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be available at no charge to shareholders upon request to:

Charles L. Dehner, Executive Vice President
NB&T Financial Group, Inc.
48 North South Street, PO Box 711
Wilmington, Ohio 45177
(937) 283-3002.

The annual meeting of the shareholders of NB&T Financial Group, Inc. will be held on April 23, 2002, at 48 North South Street, Wilmington, Ohio, at 9:00 am.

Consolidated Balance Sheets

DECEMBER 31

(dollars in thousands)

	2001	2000
ASSETS:		
Cash and due from banks	$ 27,882	$ 19,331
Federal funds sold	468	15
Interest bearing deposits in banks	87	49
Total cash and cash equivalents	28,437	19,395
Securities available for sale, at market value	178,514	115,836
Securities held to maturity (market value - $44,226 in 2001 and $44,268 in 2000)	44,430	44,374
Total securities	222,944	160,210
Loans	382,714	374,101
Less - allowance for loan losses	3,810	3,802
Net loans	378,904	370,299
Loans held for sale	1,848	1,519
Premises and equipment	13,758	11,532
Earned income receivable	5,017	5,002
Other assets	20,263	11,275
TOTAL ASSETS	$671,171	$579,232
LIABILITIES:		
Demand deposits	$ 52,734	$ 42,965
Savings, NOW, and money market deposits	206,749	147,470
Certificates $100,000 and over	45,158	43,040
Other time deposits	174,599	173,213
Total deposits	479,240	406,688
Short-term borrowings	22,055	40,148
Long-term debt	114,844	80,323
Other liabilities	4,056	2,591
TOTAL LIABILITIES	620,195	529,750
SHAREHOLDERS' EQUITY:		
Preferred shares - no par value, authorized 100,000 shares; none issued	–	–
Common shares - no par value, authorized 6,000,000 shares; issued 3,818,950 shares	1,000	1,000
Surplus	9,129	8,128
Unearned ESOP shares, at cost	(1,871)	(299)
Accumulated other comprehensive income (loss), net of taxes	(145)	223
Retained earnings	48,109	44,742
Treasury shares, at cost, 611,146 shares in 2001 and 613,666 shares in 2000	(5,246)	(4,312)
TOTAL SHAREHOLDERS' EQUITY	50,976	49,482
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$671,171	$579,232

The accompanying notes to financial statements are an integral part of these statements.

Consolidated Statements Of Income

YEARS ENDED DECEMBER 31

(thousands, except per common share data)

	2001	2000	1999
INTEREST INCOME:			
Interest and fees on loans	$30,508	$31,549	$27,728
Interest on securities available for sale-taxable	8,060	6,640	7,289
Interest on securities available for sale-non-taxable	433	433	436
Interest on securities held to maturity - non-taxable	2,275	2,291	1,989
Interest on deposits in banks	11	10	14
Interest on federal funds sold	706	126	83
TOTAL INTEREST INCOME	41,993	41,049	37,539
INTEREST EXPENSE:			
Interest on savings, NOW and money market deposits	4,162	4,160	3,759
Interest on time certificates $100,000 and over	2,895	2,600	2,281
Interest on other deposits	9,594	9,315	7,685
Total interest on deposits	16,651	16,075	13,725
Interest on short-term borrowings	1,287	2,024	1,267
Interest on long-term debt	4,911	4,612	4,158
TOTAL INTEREST EXPENSE	22,849	22,711	19,150
NET INTEREST INCOME	19,144	18,338	18,389
Provision for loan losses	1,500	2,199	1,400
Net interest income after provision for loan losses	17,644	16,139	16,989
NON-INTEREST INCOME:			
Trust income	1,167	1,276	1,192
Service charges on deposits	1,961	1,731	1,485
Other service charges and fees	310	306	376
ATM network fees	804	725	701
Insurance agency commissions	1,689	1,140	966
Securities gains (losses)	260	(2,070)	(368)
Income from BOLI	632	161	-
Other	1,164	782	875
TOTAL NON-INTEREST INCOME	7,987	4,051	5,227
NON-INTEREST EXPENSE:			
Salaries	7,766	6,415	6,563
Benefits	1,240	1,167	1,130
Equipment	2,592	2,233	2,108
Occupancy	1,045	866	824
State franchise tax	569	477	488
Marketing	532	496	509
Other	4,394	3,718	3,605
TOTAL NON-INTEREST EXPENSE	18,138	15,372	15,227
Income before income tax	7,493	4,818	6,989
Provision for income tax	1,476	772	1,281
NET INCOME	$ 6,017	$ 4,046	$ 5,708
Earnings per common share	$ 1.91	$ 1.27	$ 1.81
Earnings per common share, assuming dilution	1.90	1.26	1.77

The accompanying notes to financial statements are an integral part of these statements.

Consolidated Statements Of Shareholders' Equity

	Common Shares	Surplus	Unearned ESOP Shares, at Cost	Retained Earnings Less Cost of Treasury Shares	Accumulated Other Comprehensive Income	Total Shareholders' Equity	Total Comprehensive Income
				(thousands)			
BALANCE JANUARY 1, 1999	$1,000	$7,368	$ (511)	$36,678	$ 188	$44,723	
Comprehensive Income:							
Net income				5,708		5,708	$5,708
Net unrealized losses on securities available for sale (net of tax benefit of $1,937)					(3,761)	(3,761)	(3,761)
Reclassification adjustment for net realized loss on sale of available-for-sale securities included in net income (net of tax benefit of $126)					242	242	242
Total comprehensive income							$2,189
Dividends declared - $.68 per share				(2,144)		(2,144)	
Treasury shares purchased				(1,843)		(1,843)	
Stock options exercised		464		447		911	
ESOP shares earned		89	106			195	
BALANCE DECEMBER 31, 1999	1,000	7,921	(405)	38,846	(3,331)	44,031	
Comprehensive Income:							
Net income				4,046		4,046	$4,046
Net unrealized gains on securities available for sale (net of taxes of $1,127)					2,188	2,188	2,188
Reclassification adjustment for net realized loss on sale of available-for-sale securities included in net income (net of tax benefit of $704)					1,366	1,366	1,366
Total comprehensive income							$7,600
Dividends declared - $.76 per share				(2,423)		(2,423)	
Treasury shares purchased				(221)		(221)	
Stock options exercised		151		182		333	
ESOP shares earned		56	106			162	
BALANCE DECEMBER 31, 2000	1,000	8,128	(299)	40,430	223	49,482	
Comprehensive Income:							
Net income				6,017		6,017	$6,017
Net unrealized losses on securities available for sale (net of tax benefit of $101)					(196)	(196)	(196)
Reclassification adjustment for net realized gain on sale of available-for-sale securities included in net income (net of taxes of $88)					(172)	(172)	(172)
Total comprehensive income							$5,649
Dividends declared - $.84 per share				(2,650)		(2,650)	
Treasury shares purchased				(1,673)		(1,673)	
Stock options exercised		9		21		30	
ESOP shares earned		37	101			138	
Shares sold to ESOP		955	(1,673)	718			
BALANCE DECEMBER 31, 2001	$1,000	$9,129	$(1,871)	$42,863	$ (145)	$50,976	

The accompanying notes to financial statements are an integral part of these statements.

Consolidated Statements Of Cash Flows

YEARS ENDED DECEMBER 31

(thousands)

	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 6,017	$ 4,046	$ 5,708
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, amortization and accretion	2,151	1,714	1,513
Provision for loan losses	1,500	2,199	1,400
Provision for deferred taxes	371	(78)	71
Net realized losses (gains) on securities available for sale	(260)	2,070	368
Origination of mortgage loans held for sale	(9,611)	(1,241)	(6,104)
Proceeds from sales of mortgage loans held for sale	9,110	1,241	9,904
Gain on sale of loans	(166)	-	-
(Increase) decrease in income receivable	254	(653)	(75)
(Increase) decrease in other assets	(1,075)	(402)	372
Increase (decrease) other liabilities	960	33	(399)
FRB/FHLB stock dividends	(412)	(436)	(372)
ESOP shares earned	138	162	195
NET CASH PROVIDED BY OPERATING ACTIVITIES	8,977	8,655	12,581
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sales of securities available for sale	12,452	40,998	23,044
Purchases of securities available for sale	(170,525)	(52,525)	(27,856)
Proceeds from maturities of securities available for sale	99,913	10,212	28,244
Purchases of securities held to maturity	-	-	(8,993)
Proceeds from maturities of securities held to maturity	-	-	1,540
Purchase of bank owned life insurance policies	-	(10,000)	-
Proceeds from loan sales	8,950	-	-
Net change in loans	11,349	(25,015)	(46,448)
Purchases of premises and equipment	(2,739)	(1,283)	(1,530)
Acquisitions of bank and insurance agencies	(2,300)	-	-
NET CASH USED IN INVESTING ACTIVITIES	(42,900)	(37,613)	(31,999)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net change in deposits	30,778	26,756	5,712
Cash dividends paid	(2,593)	(2,356)	(2,017)
Net change in short-term borrowings	(18,093)	(210)	17,656
Advances of long-term debt	34,522	5,000	-
Repayment of long-term debt	-	(108)	(108)
Proceeds from stock options exercised	24	154	437
Purchase of treasury shares	(1,673)	(221)	(1,843)
NET CASH PROVIDED BY FINANCING ACTIVITIES	42,965	29,015	19,837
NET CHANGE IN CASH AND CASH EQUIVALENTS	9,042	57	419
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	19,395	19,338	18,919
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 28,437	$ 19,395	$ 19,338

The accompanying notes to financial statements are an integral part of these statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NB&T Financial Group, Inc. (the Company), formerly known as InterCounty Bancshares, Inc., is a one-bank holding company. Its wholly-owned subsidiary, The National Bank and Trust Company (the Bank), provides full banking services, including trust and brokerage services, to customers located principally in Adams, Auglaize, Brown, Clermont, Clinton, Fayette, Hardin, Highland, and Warren counties in Ohio. The Bank grants agribusiness, commercial, consumer, and residential loans to customers throughout its market area. The Bank offers insurance products including property, casualty and life through its wholly-owned subsidiary, NB&T Insurance Agency, Inc.

BASIS OF PRESENTATION- The consolidated financial statements include the accounts of NB&T Financial Group, Inc. and its direct and indirect subsidiaries. All intercompany accounts and transactions are eliminated in consolidation. Certain prior period data has been reclassified to conform to current period presentation.

USE OF ESTIMATES- The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SECURITIES- Investment securities that management has the intent and ability to hold to maturity are reported at amortized cost, adjusted for amortization of premiums and accretion of discounts using the interest method. Securities that are available for sale are reported at fair value with unrealized holding gains and losses reported, net of income taxes, in Accumulated Other Comprehensive Income, a separate component of shareholders' equity. Realized gains and losses on the sale of securities available for sale are determined using the specific identification method.

Federal Home Loan Bank (FHLB) stock is an equity interest in the Federal Home Loan Bank of Cincinnati. It can be sold only at its par value of $100 per share and only to the FHLB or to another member institution. In addition, the equity ownership rights are more limited than would be the case for a public company, because of the oversight role exercised by the Federal Housing Finance Board in the process of budgeting and approving dividends. Federal Reserve Bank stock is similarly restricted in marketability and value. The Bank is required to maintain six percent of its capital plus surplus in Federal Reserve Bank stock. Although classified as securities available for sale, both investments are carried at cost, which is their par value.

LOANS HELD FOR SALE- Mortgage loans originated for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income.

LOANS AND ALLOWANCE FOR LOAN LOSSES- Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses and net of any deferred origination fees or costs. Net deferred fees and costs are amortized over the lives of the related loans using the interest method as an adjustment of loan yields. The aggregate amount of overdrawn demand deposit accounts is included in net loans. The allowance for loan losses is established through provisions charged to expense. The allowance is an amount that management believes will be adequate to absorb potential losses on existing loans that may become uncollectible. This evaluation is based on prior loan loss experience and such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. Loans are considered impaired when management believes, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are measured by the present value of expected future cash flows using the loan's effective interest rate. Impaired collateral-dependent loans may be measured based on collateral value. Smaller-balance homogenous loans, including residential mortgage and consumer installment loans, are collectively evaluated for impairment.

Credit losses are charged against the allowance when management believes that the collectibility of the principal is unlikely. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. Subsequent cash receipts on nonaccrual loans are recorded as a reduction of principal, and interest income is recorded once principal recovery is reasonably assured. Installment loans are generally charged off if four payments have been missed. Generally, all other loans are placed on non-accrual status if they are 90 days or more delinquent. A loan may remain on accrual status after it is 90 days delinquent if it is probable the account will be settled in its entirety or brought current within a 30-day period. The current year's accrued interest on loans placed on non-accrual status is charged against earnings. Previous years' accrued interest is charged against the allowance for loan losses.

PREMISES AND EQUIPMENT- Premises and equipment are carried at cost, less accumulated depreciation. Depreciation is computed using principally the straight-line method over the estimated useful lives of the related assets.

INTANGIBLE ASSETS- Identifiable intangible assets with definite lives are amortized over the expected lives of the assets.

MARKETING EXPENSE- Marketing costs are expensed as incurred.

NON-QUALIFIED STOCK OPTIONS- Stock options are accounted for under Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees." Options are granted at a price equal to market value of a common share on the day of grant. Under the intrinsic value method of APB No. 25, the Company does not recognize compensation expense for options granted. Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" prescribes the recognition of compensation expense based on the fair value of options determined on the grant date. The pro forma disclosures required by SFAS No. 123 are shown in Note 13.

INCOME TAXES- Certain income and expenses are recognized in different periods for financial reporting than for purposes of computing income taxes currently payable. Deferred taxes are provided on such temporary differences. These differences relate principally to the allowance for loan losses, depreciation and FHLB stock dividends.

STATEMENTS OF CASH FLOWS- For purposes of reporting cash flows, cash equivalents include all highly liquid investments with a maturity of three months or less when purchased.

EARNINGS PER COMMON SHARE- Earnings per common share (EPS) is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Certain shares held in suspense by the Company's employee stock ownership plan are not considered outstanding until they are committed to be released for allocation to participants' accounts.

FAIR VALUE OF FINANCIAL INSTRUMENTS- For cash and due from banks, federal funds sold and other short-term investments, the carrying amounts reported in the Consolidated Balance Sheet approximate fair value. For securities, fair market value equals quoted market price, if available. If a quoted market price was not available, fair value was estimated using quoted market prices for similar securities. The estimated fair value of loans was based on the discounted value of future cash flows expected to be received. The discount rate used was the rate at which the same loans would be made under current conditions.

The approximate fair value of demand deposits, savings accounts, and other deposit liabilities without defined maturities is the carrying amount at the reporting date. The fair value of fixed-maturity certificates of deposit was estimated using a discounted cash flow calculation applying interest rates currently offered for deposits of similar remaining maturities. Carrying value approximates fair value for short-term borrowings and the Company's variable rate long-term debt. The fair value of fixed rate long-term debt is based on discounted cash flows using current market rates for debt with similar terms and remaining maturities.

EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS- In July 2001, the Financial Accounting Standards Board issued Statements on Financial Accounting Standards (SFAS) No. 141 Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS 142 will also require that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of, as superceded by SFAS No. 144.

The Company adopted provisions of SFAS No. 141 in 2001 and is required to adopt SFAS No. 142 in its entirety effective January 1, 2002. The applicability of these pronouncements relates primarily to the acquisitions completed in 2001 as disclosed in Note 2, and any future acquisitions. The Company believes the initial impairment tests required by SFAS No. 142 will not have a significant effect on the financial statements.

NOTE 2 - ACQUISITIONS

In 2001, the Company acquired two related insurance agencies located in Wilmington and Greenfield, Ohio, and one other agency for approximately $958,000 in cash and other obligations. These acquisitions were accounted for as purchase transactions, and substantially all of the purchase prices paid will be assigned to non tax-deductible, identifiable intangible assets amortizable over the estimated useful lives, yet to be determined.

In December 2001, the Company acquired a majority of the assets and assumed the deposit liabilities of Sabina Bank (a subsidiary of Premier Financial Bancorp, Inc.) located in Sabina, Ohio, for an aggregate cash purchase price of approximately $12.9 million. This business combination is being accounted for as a purchase transaction in accordance with SFAS No. 141, "Business Combinations". The Company is in the process of obtaining third-party valuations of certain intangible assets; thus, the allocation of the purchase price has not been completed. In connection with the transaction, the Company acquired approximately $49 million in assets consisting primarily of loans and investments, and assumed deposit liabilities approximating $42 million and recorded an intangible asset of approximately $7 million.

These transactions would have had an immaterial effect on the pro forma results of operations and earnings per share assuming the combinations occurred at the beginning of 2001 or 2000.

NOTE 3 - SECURITIES

The following tables present amortized cost and estimated fair values of securities at December 31 *(thousands)*:

	2001				2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale:								
U.S. Agency notes	$54,117	$ 399	$ 378	$54,138	$ 49,641	$629	$ 31	$ 50,239
U.S. Agency mortgage-backed securities	96,071	672	928	95,815	39,857	214	162	39,909
Other mortgage-backed securities	5,021	90	2	5,109	11,164	12	270	10,906
Municipals	8,572	9	82	8,499	8,567	20	74	8,513
Federal Reserve/FHLB stock	6,914	-	-	6,914	6,259	-	-	6,259
Other	8,039	-	-	8,039	10	-	-	10
Total	$178,734	$1,170	$1,390	$178,514	$115,498	$875	$537	$115,836
Securities held to maturity:								
Municipals	$ 44,430	$ 373	$ 577	$ 44,226	$ 44,374	$165	$271	$ 44,268

Gross gains realized on sales of securities available for sale were $260,000 for 2001 and $-0- for 2000. Gross losses realized on sales of securities available for sale were $-0- for 2001 and $2,070,000 for 2000. Securities with a carrying value of approximately $145.3 million and $94.6 million at December 31, 2001 and 2000, respectively, were pledged to secure public deposits, short-term and long-term borrowings and for other purposes as required or permitted by law.

At December 31, 2001 the amortized cost and estimated market value of debt securities by contractual maturity was as follows. Expected maturities may differ from contractual maturities when borrowers have the right to call or prepay obligations *(thousands)*:

	Available for Sale		Held to Maturity	
	Amortized Cost	Market Value	Amortized Costs	Market Value
Due within one year	$ 6,000	$ 6,000	$ -	$ -
Due from one to five years	29,044	29,407	904	969
Due from five to ten years	19,073	18,731	100	102
Due after ten years	8,572	8,499	43,426	43,155
Total	62,689	62,637	44,430	44,226
U.S. Agency mortgage-backed securities	96,071	95,815	-	-
Other mortgage-backed securities	5,021	5,109	-	-
Federal Reserve/FHLB stock/other	14,953	14,953	-	-
Total securities	$178,734	$178,514	$44,430	$44,226

NOTE 4 – LOANS

Major classifications of loans as of December 31 were as follows *(thousands)*:

	2001	2000
Commercial and industrial	$106,976	$ 92,328
Commercial real estate	36,411	42,694
Agricultural	19,076	18,256
Residential real estate	145,755	145,582
Installment	70,345	71,414
Other	3,883	3,209
Total	382,446	373,483
Deferred net origination costs	268	618
Allowance for loan losses	(3,810)	(3,802)
Net loans	$378,904	$370,299

Mortgage loans serviced for the Federal Home Loan Mortgage Corporation and excluded from the Consolidated Balance Sheets at December 31, 2001 and 2000 were $-0- and $15,345,000, respectively. In 2001, the Company recorded a $148,000 gain related to the sale of servicing rights on $28 million of real estate loans. Changes in the allowance for loan losses for the years ended December 31 were as follows *(thousands)*:

	2001	2000	1999
Balance at beginning of period	$3,802	$3,222	$2,641
Provision for loan losses	1,500	2,199	1,400
Amounts assumed in acquisition	622	-	-
Charge-offs	(2,346)	(1,871)	(1,071)
Recoveries	232	252	252
Balance at end of period	$3,810	$3,802	$3,222

Impaired loans, under SFAS No. 114, including loans evaluated by the Company and placed in nonaccrual status, at December 31 are summarized as follows *(thousands)*:

	2001	2000
Impaired loans without a valuation allowance	$ 922	$ 730
Impaired loans with a valuation allowance	3,937	4,015
Total impaired loans	$4,859	$4,745
Valuation reserve on impaired loans	$1,327	$1,356

Average impaired loans were $4.8 million in 2001, $3.9 million in 2000 and $3.7 million in 1999. Interest income recognized on impaired loans was $166,000 in 2001, $480,000 in 2000 and $191,000 in 1999. At December 31, 2001, the Bank had no material commitments to lend additional funds to customers whose loans are considered impaired.

NOTE 5 - PREMISES AND EQUIPMENT

Premises and equipment were as follows at December 31 *(thousands)*:

	2001	2000
Land	$ 1,775	$ 1,793
Buildings and leasehold improvements	12,066	9,847
Equipment	10,401	8,108
Total cost	24,242	19,748
Accumulated depreciation and amortization	(10,484)	(8,216)
Premises and equipment	$13,758	$11,532

Depreciation expense related to premises and equipment was $1,702,000, $1,496,000 and $1,244,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

NOTE 6 - OTHER ASSETS

At December 31, 2001, other assets include bank-owned life insurance (BOLI) with cash surrender values totaling $10,793,000. Under the terms of the policies, the cash surrender values will increase at credited adjustable rates over the policy terms. Income is recorded on the policies based on the reported increase in cash surrender value and is reflected in non-interest income in the consolidated statements of income.

Other assets include intangible assets of $8,247,000 and $250,000 at December 31, 2001 and 2000, respectively. At December 31, 2001, approximately $7,071,000 was recorded in connection with the Sabina Bank acquisition in December 2001. The Company is currently in the process of obtaining third-party valuations of certain intangible assets, the most significant of which will relate to core deposit intangibles, to be amortized over the expected life of the transaction account deposit base. The amortization on all intangible assets recorded in connection with this transaction will be tax-deductible over a fifteen year period.

Intangible assets at December 31, 2001 also include $541,000 of customer contract-related identifiable intangibles acquired in connection with the insurance agency acquisitions. The related non tax-deductible asset amortization will be recorded over the expected life of the customer relationship, yet to be determined. The remaining balance of the intangible asset at December 31, 2001 relates to non-compete arrangements which will be amortized over three- to five-year periods beginning at the retirement date of certain key employees.

NOTE 7 - DEPOSITS

Contractual maturities of certificates of deposit at December 31, 2001 were as follows *(thousands)*:

Year ending December 31	Certificates over $100,000	Other Time Deposits	Total
2002	$39,775	$125,199	$164,974
2003	4,145	32,506	36,651
2004	904	15,496	16,400
2005	100	911	1,011
2006	-	325	325
Thereafter	234	162	396
	$45,158	$174,599	$219,757

NOTE 8 - EMPLOYEE BENEFIT PLANS

The Company maintains a 401(k) salary deferral plan. Substantially all employees who meet minimum age and length of service requirements are eligible to participate. Employee deferrals may be subject to employer-matching contributions up to specified limits. Discretionary contributions may also be made to the Plan. Total matching and discretionary contributions made by the Company amounted to $108,000, $106,000 and $98,000 in 2001, 2000 and 1999, respectively.

The Company sponsors a leveraged employee stock ownership plan (ESOP) covering substantially all of its employees who meet minimum age and length of service requirements. Shares of the Company's common stock held by the ESOP were purchased with the proceeds of external borrowings and borrowings from the Company. The external ESOP borrowings are guaranteed by the Company and are included in long-term debt. The Company is obligated to make annual contributions sufficient to enable the ESOP to repay the external and internal loans, including interest. The shares pledged as collateral are reported as unearned ESOP shares in the consolidated balance sheets. Additional contributions to the Trust are determined by the Board of Directors. Total Company contributions were $90,000 in 2001 and 2000, and $78,000 in 1999.

Shares are held in a suspense account for allocation among participants as the loans are repaid. The number of shares released is based on the proportion of debt service paid in the year. Released shares are allocated to participants' accounts on the basis of compensation. Dividends on unallocated shares are used to repay the loan. Dividends on allocated shares are allocated to the participants' accounts.

Benefits are payable upon retirement, death, disability or separation from service. Benefits are paid in common shares of the Company. If the common shares of the Company are not tradable on an established market when benefits are distributed, participants have the option to put the shares to the Company at a value determined by independent appraisal. In 2000, the Company purchased 9,900 shares from ESOP participants. The estimated fair value of allocated shares remaining in the ESOP at December 31, 2001 was $11.9 million and is based on those shares multiplied by the 2000 per share appraised value.

Shares purchased by the ESOP since 1993 are accounted for in accordance with Statement of Position 93-6 (SOP 93-6). Accordingly, as these shares are released from collateral,.the Company reports compensation expense equal to the current estimated fair value of the released shares. Once released, the shares are considered outstanding for earnings-per-share (EPS) computations. Dividends on allocated shares reduce retained earnings; dividends on unallocated shares are recorded as a reduction of ESOP debt.

Compensation expense for ESOP shares acquired in 1986 is equal to the principal repaid on the related borrowing plus any additional cash contributions. Dividends on 1986 ESOP shares are charged to retained earnings. These shares are considered outstanding for EPS computations.

The ESOP shares as of December 31 were as follows:

	2001		2000	
	SOP 93-6 Shares	1986 Shares	SOP 93-6 Shares	1986 Shares
Allocated shares	26,449	509,283	23,475	507,410
Shares released for allocation	3,578	18,165	3,835	19,355
Unreleased shares	89,959	32,115	9,952	50,233
Total ESOP shares	119,986	559,563	37,262	576,998

At December 31, 2001, the estimated fair value of unreleased 1993 shares was $2.0 million. ESOP compensation expense was $129,000, $154,000 and $178,000 for 2001, 2000 and 1999, respectively.

NOTE 9 -SHORT-TERM BORROWINGS

A summary of short-term borrowings follows *($'s in thousands)*:

	2001		2000	
At December 31:	Amount	Rate	Amount	Rate
Securities sold under agreements to repurchase	$21,759	1.37%	$17,258	5.29%
U.S. Treasury demand notes	296	1.71	890	6.75
Federal Home Loan Bank notes	-		6,000	6.93
Federal funds purchased	-		16,000	6.75
Total short-term borrowings	$22,055	1.39	$40,148	6.14
Years ended December 31:				
Average amount outstanding	$34,250		$33,486	
Maximum month-end balance	44,158		41,624	
Weighted average interest rate		3.76		6.05

NOTE 10 - LONG-TERM DEBT

Long-term debt consisted of the following at December 31 *(thousands)*:

	2001	2000
Federal Home Loan Bank notes	$114,628	$80,000
ESOP Trust debt guarantee	216	323
Total	$114,844	$80,323

Maturities of long-term debt are as follows *(thousands)*:

2002	$ 6,378
2003	2,625
2004	2,632
2005	2,643
2006	2,066
Thereafter	98,500

At December 31, 2001, the Bank had outstanding $114.6 million of total borrowings from the FHLB, $98.5 million of which consists of seven fixed-rate notes with a weighted average rate of 5.20% and with maturities in 2008, 2010, and 2011. At the option of the FHLB, these notes can be converted at certain dates to instruments that adjust quarterly at the three-month LIBOR rate. The note amount and nearest optional conversion dates at December 31, 2001, are: $44.5 million in 2002; $30 million in 2003; $12 million in 2004; and $12 million in 2006. The remaining $16.1 million consists of $12.1 million in a 4.67% fixed-rate monthly amortizing note with a final maturity in 2006, and $4 million in a note with an interest rate that varies quarterly at the three-month LIBOR rate and that matures in 2002.

At December 31, 2001, FHLB borrowings were collateralized by a blanket pledge of certain residential real estate loans totaling approximately $100 million and primarily mortgage-backed securities with a carrying value of $64 million. Additionally, the Company is required to hold minimum levels of FHLB stock based on the outstanding borrowings.

The ESOP Trust loan agreement contains various covenants for the Company which include a minimum net worth and restrictions on additional indebtedness. The note may be prepaid without penalty with prepayments applying in the inverse order of the maturities of the scheduled payments. Interest is due quarterly at the prime rate, 4.75% at December 31, 2001. Scheduled principal payments are approximately $108,000 annually through 2003.

NOTE 11 - SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Interest paid was $23,037,000, $22,470,000 and $19,123,000 in 2001, 2000 and 1999, respectively. Federal income taxes paid were $1,060,000, $596,000 and $1,586,000 in 2001, 2000 and 1999, respectively. In 2001, the Company sold 83,632 treasury shares to the ESOP in exchange for a $1,673,000 note receivable.

NOTE 12 - INCOME TAXES

Income taxes provided for in the statements of income at December 31 consist of the following *(thousands)*:

	2001	2000	1999
Income taxes currently payable:			
Applicable to income exclusive of securities transactions	$1,017	$1,558	$1,335
Applicable to securities transactions	88	(704)	(125)
Total income taxes currently payable	1,105	854	1,210
Deferred income taxes resulting from temporary differences:			
Provision for loan losses	209	(198)	(197)
Depreciation	(35)	(58)	(20)
Stock option accruals	2	61	161
FHLB stock dividends	141	141	126
Alternative minimum tax	34	(34)	-
Other	20	6	1
Total deferred income taxes	371	(82)	71
Provision for income tax	$1,476	$ 772	$1,281

A reconciliation of the statutory income tax rate to the Company's effective tax rate at December 31 follows:

	2001	2000	1999
Statutory tax rate	34.0%	34.0%	34.0%
Increase (decrease) resulting from:			
Tax exempt interest	(10.8)	(16.9)	(10.4)
Non-qualified stock options	(.1)	(1.6)	(5.8)
Bank-owned life insurance	(2.9)	(1.1)	-
Other-net	(.5)	1.6	.6
Effective tax rate	19.7%	16.0%	18.4%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and their basis for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31 were as follows *(thousands)*:

	2001	2000
Deferred tax assets:		
Allowance for loan losses	$ 753	$950
Stock option accruals	-	2
Unrealized losses on securities available for sale	74	-
Alternative minimum tax credit	-	34
Accruals not currently deductible	8	8
Total deferred tax assets	835	994
Deferred tax liabilities:		
Depreciation of premises and equipment	(245)	(280)
Unrealized gains on securities available-for-sale	-	(114)
FHLB stock dividends	(719)	(579)
Intangible asset amortization	(27)	-
Other – net	-	(7)
Total deferred tax liabilities	(991)	(980)
Net deferred tax asset (liability)	$(156)	$ 14

Due primarily to the Company's taxable position in prior years, a valuation allowance for deferred tax assets was unnecessary at December 31, 2001 and 2000

NOTE 13 - SHAREHOLDERS' EQUITY

Under the terms of the Company's nonqualified compensatory stock option plan, 7% of the authorized and issued common shares of the Company are reserved for the purpose of granting options to key bank personnel. Awards under the stock option plan are made at the discretion of the Board of Directors. The option price is not less than the fair market value of the shares at the date of grant. The options granted have a term of ten years and become exercisable in equal installments on the first through fifth anniversaries of the date of grant.

The Company has elected to follow APB No. 25 in accounting for its stock option plan. Pro forma information regarding net income and earnings per share is required by SFAS No. 123. This information is required to be determined as if the Company had accounted for its stock options granted subsequent to December 31, 1996 under the fair value method of that statement. Had compensation expense for the Company's stock options been recognized under the methodology prescribed by SFAS No. 123, the Company's net income and earnings per share would have been impacted as follows *(thousands)*:

	2001	2000	1999
Reported net income	$6,017	$4,046	$5,708
Pro forma net income	5,935	3,988	5,670
Reported earnings per share – assuming dilution	1.90	1.26	1.77
Pro forma earnings per share – assuming dilution	1.88	1.24	1.76

The estimated fair value of options granted during 2001, 2000 and 1999 was $4.45, $6.42 and $8.13, respectively. The fair value, which is amortized to expense over the option vesting period in determining the pro forma results, was estimated at the date of grant using a Black-Scholes option pricing model. Pricing model assumptions for 2001, 2000 and 1999 included a risk-free interest rate of 6.5%, expected lives of 9 years, expected volatility of 19.0% and expected dividend yields of approximately 3.0%.

Details of the stock option plan are as follows:	Wtd. Avg. Exercise Price	Option Shares Outstanding	Option Shares Exercisable	Shares Available for Grant
Balance, January 1, 1999	$ 8.96	173,276	127,735	94,050
Granted	28.00	15,500		(15,500)
Became exercisable			15,261	
Exercised	5.64	(76,340)	(76,340)	76,340
Balance, December 31, 1999	13.77	112,436	66,656	154,890
Granted	23.57	30,200		(30,200)
Became exercisable			17,060	
Exercised	5.71	(26,870)	(26,870)	26,870
Balance, December 31, 2000	18.20	115,766	56,846	151,560
Granted	17.25	30,000		(30,000)
Became exercisable			16,400	
Exercised	9.69	(2,520)	(2,520)	2,520
Expired	25.81	(1,770)	(600)	1,770
Balance, December 31, 2001	18.06	141,476	70,126	125,850

The weighted-average exercise price of exercisable options at December 31, 2001, 2000 and 1999 was $15.37, $13.61 and $9.64, respectively. The following table summarizes information for options currently outstanding and exercisable at December 31, 2001:

Options Outstanding			Options Exercisable		
Range of Prices	Number	Wtd. Avg. Remaining Life	Wtd. Avg. Exercise Price	Number	Wtd. Avg. Exercise Price
$ 9.63 – 13.93	58,276	4.2 years	$12.42	53,086	$12.30
17.25 – 24.50	69,200	8.3	20.79	11,440	23.42
28.00	14,000	7.2	28.00	5,600	28.00
9.63 – 28.00	141,476	6.5	17.82	70,126	15.37

The following is a reconciliation of weighted average shares for earnings per share (EPS) computations to the weighted average shares including the effect of stock options for diluted EPS computations:

	2001	2000	1999
Weighted average shares for EPS	3,149,587	3,185,157	3,156,727
Effect of dilutive stock options	15,280	21,350	64,864
Weighted average shares for EPS – assuming dilution	3,164,867	3,206,507	3,221,591

NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. They involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contract amount of those instruments.

The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Financial instruments whose contract amounts represent off-balance-sheet credit risk at December 31 were as follows *(thousands)*:

	2001	2000
Commitments to extend credit	$39,689	$41,804
Standby letters of credit	1,831	1,691

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company is based on management's credit evaluation of the counter party. Collateral held varies, but may include accounts receivable, crops, inventory, property, plant and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. At December 31, 2001 and 2000, standby letters of credit were primarily issued to support public bond financing by state and local government units and entities involved in development and maintenance and repair. They expire during the period from 2002 through 2012. Approximately 83% and 76% of the amount outstanding at December 31, 2001 and 2000, respectively, was secured.

The Company is party to various claims and proceedings arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such proceedings and claims will not be material to the consolidated financial position or results of operations.

NOTE 15 - FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

The following disclosures are made in accordance with the provisions of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," which requires disclosure of fair value information about both on- and off-balance sheet financial instruments for which it is practicable to estimate that value. Because SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements, any aggregation of the fair value amounts presented would not represent the underlying value of the Company.

Carrying amounts and estimated fair values for financial instruments as of December 31 were as follows *(thousands)*:

	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets:				
Cash and due from banks	$ 27,882	$ 27,882	$ 19,331	$ 19,331
Federal funds sold	468	468	15	15
Interest bearing deposits in banks	87	87	49	49
Securities available for sale	178,514	178,514	115,836	115,836
Securities held to maturity	44,430	44,226	44,374	44,268
Loans, net	378,904	386,603	370,299	369,707
Loans held for sale	1,848	1,874	1,519	1,519
Financial Liabilities:				
Deposits	$479,240	$482,042	$406,688	$407,346
Short-term borrowings	22,055	22,055	40,148	40,148
Long-term debt	114,844	120,026	80,323	79,347

The fair value of off-balance-sheet financial instruments at December 31, 2001 and 2000, was not material.

NOTE 16 - RELATED PARTY TRANSACTIONS

At December 31, 2001 and 2000, executive officers, directors and companies in which they have a direct or indirect interest, were indebted to the Company directly or as guarantors in the aggregate amount of $4,213,000 and $3,004,000, respectively. During 2001, $1,981,000 in new loans were made; repayments totaled $1,997,000. Such transactions originate in the normal course of the Company's operations as a depository and lending institution.

NOTE 17 - REGULATORY MATTERS

The principal source of income and funds for NB&T Financial Group, Inc. is dividends paid by the Bank subsidiary. During the year 2002, dividends that the Bank subsidiary can pay to NB&T Financial Group, Inc. without prior approval of regulatory agencies is limited to 2000 and 2001 retained net income plus 2002 retained net income.

Banks and bank holding companies must meet certain minimum capital requirements set by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. The minimum regulatory capital ratios are 8% for total risk-based, 4% for Tier I risk-based, and 4% for leverage. For various regulatory purposes, institutions are classified into categories based upon capital adequacy. The highest "well capitalized" category requires capital ratios of at least 10% for total risk-based, 6% for Tier I risk-based, and 5% for leverage. As of the most recent notification from their regulators, NB&T Financial Group, Inc. and the Bank were categorized as "well capitalized" under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes would have changed the Company's classification.

A summary of the regulatory capital of NB&T Financial Group, Inc. and the Bank at December 31 follows *(thousands)*:

	2001		2000	
	NB&T Financial Group, Inc.	The National Bank & Trust Company	NB&T Financial Group, Inc.	The National Bank & Trust Company
Regulatory Capital:				
Shareholders' equity	$50,976	$44,791	$49,482	$43,142
Net unrealized securities (gains)/losses	145	145	-	-
Intangibles	(8,247)	(8,247)	(223)	(223)
Tier I risk-based capital	42,874	36,689	49,259	42,919
Eligible allowance for loan losses	3,810	3,810	3,802	3,802
Total risk-based capital	$46,684	$40,499	$53,061	$46,721
Capital Ratios:				
Total risk-based	11.55%	10.05%	14.04%	12.41%
Tier I risk-based	10.60	9.10	13.03	11.40
Tier I leverage	6.83	5.85	8.70	7.58

The Federal Reserve Act requires depository institutions to maintain cash reserves with the Federal Reserve Bank. In 2001 and 2000, the Bank's average reserve balances were $10,576,000 and $7,811,000, respectively.

NOTE 18 - SEGMENTS

The Company has four principal business units that offer different products and services. They are managed separately for various reasons including differing technologies, marketing strategies, and regulations. Revenues from these business segments for the years ended December 31 were as follows *(thousands)*:

	2001	2000	1999
Banking	$46,320	$41,959	$39,906
Trust services	1,167	1,276	1,192
ATM network	804	725	702
Insurance agencies	1,689	1,140	966
	$49,980	$45,100	$42,766

Reportable segment information under SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" are not applicable since the information as it relates solely to the banking operations would be the same as the consolidated financial statements in all material respects.

NOTE 19 - PARENT COMPANY FINANCIAL INFORMATION

Condensed financial information for NB&T Financial Group, Inc., parent company only, follows *(thousands)*:

Condensed Balance Sheets

December 31	2001	2000
Assets:		
Cash on deposit with the Bank	$ 1,056	$ 1,090
Securities available for sale, market value	5,992	6,169
Investment in subsidiary	44,791	43,142
Other assets	2	3
Total assets	$51,841	$50,404
Liabilities:		
Long-term debt	$ 216	$ 323
Other liabilities	649	599
Total liabilities	865	922
Shareholders' equity	50,976	49,482
Total liabilities and shareholders' equity	$51,841	$50,404

Condensed Statements of Income

Years ended December 31	2001	2000	1999
Income:			
Interest on securities available-for-sale	$ 30	$ 11	$ 4
Dividends from subsidiary	4,000	4,000	-
Total income	4,030	4,011	4
Expenses:			
Interest on long-term debt	23	40	44
Other expense	39	64	100
Total expense	62	104	144
Income before income tax benefit and equity in undistributed income of subsidiary	3,968	3,907	(140)
Income tax (expense) benefit	15	(1)	-
Equity in undistributed income of subsidiary	2,034	140	5,848
Net income	$ 6,017	$ 4,046	$ 5,708

Condensed Statements of Cash Flows

Years ended December 31	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 6,017	$ 4,046	$ 5,708
Adjustments for non-cash items –			
Equity in undistributed income of subsidiary	(2,034)	(140)	(5,848)
Payment of interest on long-term debt by subsidiary	23	40	44
(Increase) decrease in other assets	20	30	(29)
Deferred tax provision (benefit)	-	1	-
Release of earned ESOP shares	6	53	87
Net cash provided by (used in) operating activities	4,032	4,030	(38)
Cash flows from investing activities:			
Purchases of securities available for sale	(5,992)	(6,169)	(4,936)
Proceeds from sale of securities available-for-sale	6,169	4,936	-
Net cash used in investing activities	177	(1,233)	(4,936)
Cash flows from financing activities:			
Cash dividends paid	(2,594)	(2,356)	(2,017)
Payments to acquire treasury shares	(1,673)	(221)	(1,843)
Proceeds from stock options exercised	24	154	437
Net cash used in financing activities	(4,243)	(2,423)	(3,423)
Net change in cash	(34)	374	(8,397)
Cash at beginning of year	1,090	716	9,113
Cash at end of year	$ 1,056	$ 1,090	$ 716

Independent Auditors' Report

To the Shareholders and Board of Directors

NB&T Financial Group, Inc. and Subsidiaries

Wilmington, Ohio

We have audited the accompanying consolidated balance sheets of NB&T Financial Group, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NB&T Financial Group, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with U.S. generally accepted accounting principles.

J. D. Cloud & Co. L.L.P.

Certified Public Accountants
Cincinnati, Ohio
February 5, 2002

OFFICERS OF THE NATIONAL BANK AND TRUST COMPANY

Timothy L. Smith,
Chairman , President and CEO

R. James Parker, EVP, Business Development
Terry K. Graham, VP, Compliance/Security
Sandra F. Waits, VP, Human Resources

Customer Relations Division

Andrew J. McCreanor, Senior Vice President
Walter H. Rowsey, Senior Vice President
Darrell L. Baumann, VP, Regional Manager
Garry R. Priest, VP, Sabina
Mary Jane West, VP, Direct Sales
Milissa Voss Burns, AVP, Marketing
Kelli L. Crutcher, AVP, Blanchester
Jo Ann Ellis, AVP, Waynesville
John R. Fittro, AVP, Regional Manager
Michael C. Giannotta, AVP, Mason
Shirley L. Haines, AVP, Sabina
Geraldine K. Hawk, AVP, Ada
Lola B. Irvin, AVP, Owensville
Toni L. Jones, AVP, Georgetown
Michael E. Lavatori, AVP, Investment Center
Sharon K. Leslie, AVP, New Vienna
Brenda L. Mortimer, AVP, Waynesfield
Eric L. Noble, AVP, Hillsboro
Monica L. Powell, AVP, Sabina
Barbara A. Prickett, AVP, Branch Services
Coleen Rudolph, AVP, Main Office, Wilmington West
Dennis W. Russell, AVP, Investment Center
Nancy S. Schweickart, AVP, Mt. Orab
Karen M. Sence, AVP, Milford
Patricia A. Staggs, AVP, Sardinia
Tracy L. Taylor, AVP, Williamsburg
Connie Townsend, AVP, Wilmington Plaza
Sharon K. Wells, AVP, Batavia

Financial Services Division

Charles L. Dehner, Executive Vice President
Howard T. Witherby, Senior Vice President
Gregory C. Rudolph, VP, Bank Operations
Lisa A. Douglas, AVP, Information Systems
Judith A. Stackhouse, AVP, Item Processing
Jill M. Thompson, AVP, Controller

Investments and Trust Division

Steven M. Martin, Senior Vice President
James E. Turner, AVP, Employee Benefits
Douglas W. Sweet, AVP, Personal Trust
Michael D. Reed, AVP, Investment Officer

Loan Division

Stephen G. Klumb, Senior Vice President
Scott C. Holmer, VP, Business Loans
Martin E. Mason, VP, Business Loans
Robert K Schaad, VP, Real Estate Loans
Ryan E. Corzat, AVP, Business Loans
Randy W. Davis, AVP, Business Loans
Matthew D. Downs II, AVP, Collections
Roger H. Moore, AVP, Personal Loans

NB&T Insurance Agency, Inc.

George R. Phillips, President
Michael D. Phillips, Vice President
George R. Phillips IV, Vice President
Richard A. Jones, Vice President

NB&T Financial Group, Inc.



ADA
HARDIN
WAYNESFIELD
AUGLAIZE
FAYETTE
WASHINGTON C.H.
SABINA
WILMINGTON
WARREN
CLINTON
GREENFIELD
NEW VIENNA
MASON
BLANCHESTER
HIGHLAND
HILLSBORO
MILFORD
BATAVIA
OWENSVILLE
WILLIAMSBURG
MT. ORAB
SARDINIA
CLERMONT
BROWN
ADAMS
NB&T BANK LOCATION
NB&T INSURANCE

National bank&trust

NB&T Insurance Agency, Inc.

National
bank&trust

QUALITY CREED

E — xcellence begins with me.

X — tra effort makes an impression.

C — ustomers are my first priority.

E — xpect the best from myself and others.

L — et's do it right the first time.

L — earning and training give us the edge.

E — xcuses don't get the job done, I do.

N — ational Bank is only a name without me.

C — ommunication is essential to teamwork.

E — xcellence is a quest that never ends!